UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of December 2013

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.
(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47
Bogotá D.C., Colombia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1	Summons to General Shareholders' Extraordinary Meeting to be held on December 12, 2013.

An extraordinary meeting of the General Shareholders’ meeting has been summoned for next December 12, 2013, pursuant to the following announcement:

“Grupo Aval Acciones y Valores S.A.
General Shareholders’ Extraordinary Meeting
Summoning

The President of Grupo Aval Acciones y Valores S.A. summons the ordinary shareholders of the company to a General Shareholders’ Extraordinary Meeting that will take place next Thursday, December 12, 2013 at 9:00 am, in the auditorium of Banco de Bogotá located at Calle 36 No. 7-47, first floor in Bogotá D.C.

The proposed agenda for the abovementioned meeting is the following:

1.	Quorum verification,
2.	Consideration of the agenda,
3.	Appointment of a committee for the approval of the minute,
4.	Consideration and approval of dividends related to the ordinary shares to be issued by the company.

Shareholders may be represented in the meeting with a written proxy including the representatives’ names, its substitutes, the dates, periods and meetings for which such proxy will be effective.

In order to obtain your assistance certificate in advance, please confirm your assistance to DECEVAL at the phone number 3077127 (in Bogotá) or 018000111901 (for the rest of the country). Likewise, it is recommended to the shareholders’ representatives to file their proxies prior to the meeting at DECEVAL’s offices located in Calle 26 No. 59-51, Tower 3, 6th floor, Bogotá D.C.

Luis Carlos Sarmiento Gutiérrez
President of Grupo Aval Acciones y Valores S.A.	Bogotá, December 6, 2013”

The securities described herein have not been and will not be registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

This notice shall not constitute an offer to sell, or the solicitation of an offer to buy, any of the securities, nor shall there be any sale of these securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any such jurisdiction.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 10, 2013

GRUPO AVAL ACCIONES Y VALORES S.A.
By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel